Mail Stop 4561

June 14, 2006

Monte N. Redman
Executive Vice President and Chief Financial Officer
Astoria Financial Corporation
One Astoria Federal Plaza
Lake Success, NY 11042

      Re: Astoria Financial Corporation
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 10, 2006
              File No. 001-11967

Dear Mr. Redman:

      We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Paul Cline
                    Senior Accountant